UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Myomo, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

62857J102
(CUSIP Number)

August 24, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	62857J102

1	Names of Reporting Persons
Triple Gate Partners, LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,482,782
	6	Shared Voting Power
0
	7	Sole Dispositive Power
2,482,782
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,482,782
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.36% (see Item 4 below)
12	Type of Reporting Person (See Instructions)
PN

CUSIP No.	62857J102

1	Names of Reporting Persons
Triple Gate Capital, LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,482,782 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
2,482,782 (1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,482,782 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.36% (see Item 4 below)
12	Type of Reporting Person (See Instructions)
PN

(1) Triple Gate Capital, LP holds an indirect beneficial interest in the shares which are directly beneficially owned by Triple Gate Partners, LP.

CUSIP No.	62857J102

1	Names of Reporting Persons
Triple Gate Capital GP, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,482,782 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
2,482,782 (1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,482,782 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.36% (see Item 4 below)
12	Type of Reporting Person (See Instructions)
OO

(1) Triple Gate Capital GP, LLC holds an indirect beneficial interest in the shares which are directly beneficially owned by Triple Gate Partners, LP.

CUSIP No.	62857J102

1	Names of Reporting Persons
Norbert Gottesman
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	Sec Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,482,782 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
2,482,782 (1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,482,782 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.36% (see Item 4 below)
12	Type of Reporting Person (See Instructions)
IN

(1) Mr. Gottesman may be deemed to hold an indirect beneficial interest in the shares, which are directly beneficially owned by Triple Gate Partners, LP because he is the manager of Triple Gate Capital GP, LLC which is the general partner of Triple Gate Partners, LP. Mr. Gottesman disclaims any beneficial ownership of the shares of Common Stock covered by this Schedule 13G in which he does not have a pecuniary interest.

This Amendment is filed with respect to the shares of common stock, $0.0001 par value (the “Shares”) of Myomo, Inc. (“Issuer”) beneficially owned by the Reporting Persons as of August 24, 2023 and amends and supplements the Schedule 13G filed on August 10, 2020, as previously amended (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on this Schedule 13G (collectively, the “Reporting Persons”) are Triple Gate Partners, LP (“Partners”), Triple Gate Capital, LP (“IM”), Triple Gate Capital GP, LLC (“GP”), and Mr. Norbert Gottesman. GP is the general partner of Partners. Mr. Gottesman is the manager of GP.

Item 2(b).	Address or principal business office or, if none, residence

961 Broadway, Suite 103
Woodmere, NY 11598

Item 4.	Ownership

 Item 4 is amended and restated as follows:

(a)	Amount beneficially owned by all Reporting Persons: 2,482,782 Shares

(b)	Percent of Class: 9.36% of outstanding Shares, calculated based on 26,513,902 Shares outstanding, which is the sum of (i) the Shares reported as being outstanding as of August 2, 2023 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 9, 2023 and (ii) the additional Shares issued on August 24, 2023 as reported on Issuer’s Form 8-K filed with the SEC on August 28, 2023.

As of December 31, 2021, the Reporting Persons owned less than 5% of the outstanding Shares, and maintained less than 5% beneficial ownership until August 24, 2023.

(c)	Number of Shares to which the Reporting Persons have:

(i)	Sole power to vote or direct the vote: 2,482,782 Shares

(ii)	Shared power to vote or direct the vote: 0 Shares

(iii)	Sole power to dispose or to direct the disposition of: 2,482,782 Shares

(iv)	Shared power to dispose or direct the disposition of: 0 Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 10.	Certifications.

By signing below, the undersigned certifies to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2023

TRIPLE GATE PARTNERS, LP
By: Triple Gate Capital GP, LLC, as General Partner

By: /s/ Norbert Gottesman
Norbert Gottesman, Manager

TRIPLE GATE CAPITAL, LP
By: Triple Gate Management, LLC, as General Partner

By: /s/ Norbert Gottesman
Norbert Gottesman, Manager

TRIPLE GATE CAPITAL GP, LLC

By: /s/ Norbert Gottesman
Norbert Gottesman, Manager

/s/ Norbert Gottesman
Norbert Gottesman, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).